SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 April 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 09 April 2024
99.2	Transaction in Own Shares dated 10 April 2024
99.3	Transaction in Own Shares dated 11 April 2024
99.4	Transaction in Own Shares dated 12 April 2024
99.5	Transaction in Own Shares dated 15 April 2024
99.6	Transaction in Own Shares dated 16 April 2024
99.7	Transaction in Own Shares dated 17 April 2024
99.8	Transaction in Own Shares dated 18 April 2024
99.9	Transaction in Own Shares dated 19 April 2024

Exhibit No: 99.1

09 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	08 April 2024

Aggregate number of ordinary shares purchased:	153,276

Lowest price paid per share:	£ 78.4800

Highest price paid per share:	£ 79.7400

Average price paid per share:	£ 79.2754

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,052,992 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7602J_1-2024-4-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 153,276 (ISIN: GB00BHJYC057)

Date of purchases: 08 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	89,000	30,840	25,000	8,436
Highest price paid (per ordinary share)	£ 79.7200	£ 79.7400	£ 79.6800	£ 79.7200
Lowest price paid (per ordinary share)	£ 78.4800	£ 78.5000	£ 78.5400	£ 78.5200
Volume weighted average price paid(per ordinary share)	£ 79.2739	£ 79.2868	£ 79.2742	£ 79.2535

Exhibit No: 99.2

10 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 April 2024

Aggregate number of ordinary shares purchased:	167,833

Lowest price paid per share:	£ 78.2000

Highest price paid per share:	£ 79.8200

Average price paid per share:	£ 78.8166

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,885,159 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9379J_1-2024-4-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 167,833 (ISIN: GB00BHJYC057)

Date of purchases: 09 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	85,629	50,024	23,711	8,469
Highest price paid (per ordinary share)	£ 79.8200	£ 79.8000	£ 79.8000	£ 79.8000
Lowest price paid (per ordinary share)	£ 78.2000	£ 78.2200	£ 78.2400	£ 78.2400
Volume weighted average price paid(per ordinary share)	£ 78.8227	£ 78.7999	£ 78.8206	£ 78.8429

Exhibit No: 99.3

11 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 April 2024

Aggregate number of ordinary shares purchased:	168,020

Lowest price paid per share:	£ 78.4200

Highest price paid per share:	£ 79.2600

Average price paid per share:	£ 78.8771

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,717,139 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1110K_1-2024-4-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 168,020 (ISIN: GB00BHJYC057)

Date of purchases: 10 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	84,083	52,000	23,861	8,076
Highest price paid (per ordinary share)	£ 79.2600	£ 79.2400	£ 79.2200	£ 79.2200
Lowest price paid (per ordinary share)	£ 78.4400	£ 78.4400	£ 78.4400	£ 78.4200
Volume weighted average price paid(per ordinary share)	£ 78.8948	£ 78.8352	£ 78.9015	£ 78.8919

Exhibit No: 99.4

12 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	11 April 2024

Aggregate number of ordinary shares purchased:	174,626

Lowest price paid per share:	£ 77.6000

Highest price paid per share:	£ 79.1000

Average price paid per share:	£ 78.3360

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,542,513 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3595K_1-2024-4-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 174,626 (ISIN: GB00BHJYC057)

Date of purchases: 11 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	90,832	53,000	21,966	8,828
Highest price paid (per ordinary share)	£ 79.1000	£ 78.9000	£ 79.0800	£ 79.0400
Lowest price paid (per ordinary share)	£ 77.6000	£ 77.6000	£ 77.6000	£ 77.6000
Volume weighted average price paid(per ordinary share)	£ 78.3912	£ 78.2172	£ 78.3828	£ 78.3646

Exhibit No: 99.5

15 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	12 April 2024

Aggregate number of ordinary shares purchased:	161,664

Lowest price paid per share:	£ 77.9200

Highest price paid per share:	£ 80.1000

Average price paid per share:	£ 78.9165

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,380,849 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5228K_1-2024-4-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 161,664 (ISIN: GB00BHJYC057)

Date of purchases: 12 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	93,000	37,752	22,000	8,912
Highest price paid (per ordinary share)	£ 80.1000	£ 80.0800	£ 80.0800	£ 80.1000
Lowest price paid (per ordinary share)	£ 77.9400	£ 77.9400	£ 77.9600	£ 77.9200
Volume weighted average price paid(per ordinary share)	£ 78.9657	£ 78.7314	£ 78.9829	£ 79.0231

Exhibit No: 99.6

16 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	15 April 2024

Aggregate number of ordinary shares purchased:	175,246

Lowest price paid per share:	£ 78.1400

Highest price paid per share:	£ 79.4000

Average price paid per share:	£ 78.8660

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,205,603 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7068K_1-2024-4-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 175,246 (ISIN: GB00BHJYC057)

Date of purchases: 15 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	92,385	53,000	20,828	9,033
Highest price paid (per ordinary share)	£ 79.4000	£ 79.4000	£ 79.4000	£ 79.3800
Lowest price paid (per ordinary share)	£ 78.1600	£ 78.1400	£ 78.1800	£ 78.2600
Volume weighted average price paid(per ordinary share)	£ 78.8663	£ 78.8584	£ 78.8794	£ 78.8773

Exhibit No: 99.7

17 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 April 2024

Aggregate number of ordinary shares purchased:	32,660

Lowest price paid per share:	£ 77.2600

Highest price paid per share:	£ 78.4200

Average price paid per share:	£ 77.7413

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,172,943 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8770K_1-2024-4-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 32,660 (ISIN: GB00BHJYC057)

Date of purchases: 16 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	32,660
Highest price paid (per ordinary share)	£ 78.4200
Lowest price paid (per ordinary share)	£ 77.2600
Volume weighted average price paid(per ordinary share)	£ 77.7413

Exhibit No: 99.8

18 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 April 2024

Aggregate number of ordinary shares purchased:	30,792

Lowest price paid per share:	£ 77.8800

Highest price paid per share:	£ 79.0600

Average price paid per share:	£ 78.3806

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,142,151 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0463L_1-2024-4-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 30,792 (ISIN: GB00BHJYC057)

Date of purchases: 17 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	30,792
Highest price paid (per ordinary share)	£ 79.0600
Lowest price paid (per ordinary share)	£ 77.8800
Volume weighted average price paid(per ordinary share)	£ 78.3806

Exhibit No: 99.9

19 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 April 2024

Aggregate number of ordinary shares purchased:	29,887

Lowest price paid per share:	£ 77.6000

Highest price paid per share:	£ 78.5000

Average price paid per share:	£ 78.0964

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,112,264 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2417L_1-2024-4-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 29,887 (ISIN: GB00BHJYC057)

Date of purchases: 18 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	29,887
Highest price paid (per ordinary share)	£ 78.5000
Lowest price paid (per ordinary share)	£ 77.6000
Volume weighted average price paid(per ordinary share)	£ 78.0964

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	19 April 2024